Exhibit 99.1

Aurora Cannabis Extends Exclusive Supply Relationship with Luxembourg

TSX | NYSE: ACB

EDMONTON, May 9, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company, through its wholly owned subsidiary Aurora Deutschland, has been selected by the Luxembourg Health Ministry as the exclusive supplier in a public bid to supply a second delivery of medical cannabis to Luxembourg.

Under the terms of the bid, the medical cannabis produced will be sold to Luxembourg's Division de la Pharmacie et des Medicaments, representing the second time the Company has received an order directly from the Luxembourg government. While the initial bid quantities are small, the award confirms Aurora's position as a trusted and preferred supplier to international jurisdictions and reflects the Company's ability to work with local governments and regulators in complex, restricted markets.

"We are proud to continue serving as the exclusive supplier of medical cannabis to the Luxembourg Health Ministry," said Neil Belot, Chief Global Business Development Officer. "Adding to the many achievements of our European team, which also includes our recent selection as one of only three companies to establish domestic production in Germany, our expanded supply agreement with Luxembourg reinforces Aurora's ability to act as a trusted partner that can readily meet the complex needs of diverse international markets."

Maximilian Weinberg, Associate Director of Aurora's EU Business Development, added, "As the established market leader across Europe, Aurora is exceptionally well positioned to leverage our significant early mover advantage to accommodate the growth of new medical cannabis markets as opportunities arise. We're proud of our teams' achievements to date and look forward to supplying patients in Luxembourg with improved access to high quality medical cannabis."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards. EU GMP certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 16 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, and Whistler – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), and EnWave Corporation (TSXV: ENW).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to statements regarding the construction and completion of the Company's production facility in Germany,  and  the  production capacity of the facility. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 09-MAY-19